No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “prospectus supplement”), together with the accompanying short form base shelf prospectus dated January 27, 2021 (the “base shelf prospectus” and, as supplemented by this prospectus supplement, the “prospectus”) to which it relates, as amended or supplemented, and each document incorporated by reference into this prospectus supplement and the base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States of America or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the U.S. Securities Act) unless exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws are available. This prospectus supplement does not constitute an offer to sell or a solicitation or an offer to buy any of the securities offered hereby within the United States or to, or for the benefit of, U.S. persons. See

“PLAN OF DISTRIBUTION”.

Information has been incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of HIVE Blockchain Technologies Ltd. at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3 (Telephone 604 664-1078), and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

To the short form base shelf prospectus dated January 27, 2021

New Issue	February 2, 2021

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

Up to US$100,000,000

This prospectus supplement of HIVE Blockchain Technologies Ltd. (the “Company” or “HIVE”), together with the base shelf prospectus, hereby qualifies the distribution (the “Offering”) of up to US$100,000,000 of common shares in the capital of the Company (“Common Shares”). See “PLAN OF DISTRIBUTION”.

The Common Shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the trading symbol “HIVE” as well as on the OTCQX under the trading symbol “HVBTF” and on the Open Market of the Berlin and Frankfurt Stock Exchange under the trading symbols “HBF.B” and “HBF.F”, respectively. On February 1, 2021, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSXV was C$2.40. The Exchange has conditionally approved the listing of the Common Shares offered by this prospectus supplement, subject to the Company fulfilling all of the listing requirements of the Exchange.

The Company has entered into an equity distribution agreement dated the date hereof (the “Distribution Agreement”) with Canaccord Genuity Corp. (the “Agent”) pursuant to which the Company may distribute Common Shares in the Offering from time to time through the Agent, as agent, for the distribution of Common Shares pursuant to the Offering in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, under this prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions (“NI 44-102”), including sales made directly on the TSXV or on any other existing Canadian trading market for the Common Shares. The Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Common Shares are sold in the Offering may vary as between purchasers and during the period of any distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a portion of the Offering amount set out above, or none at all. See “PLAN OF DISTRIBUTION”.

The Company will pay the Agent compensation for its services in acting as agent in connection with the sale of Common Shares pursuant to the Distribution Agreement of 3.0% of the gross sales price per Common Share sold (the “Commission”).

No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

Investment in the Common Shares is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus supplement, the base shelf prospectus and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See the “Risk Factors” section of the base shelf prospectus and in this prospectus supplement.

In the opinion of counsel, the Common Shares, if issued on the date hereof, generally would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) for certain tax-exempt trusts. See “ELIGIBILITY FOR INVESTMENT”.

Owning the Common Shares may subject you to tax consequences. This prospectus supplement and the base shelf prospectus may not describe the tax consequences fully. You should consult your tax adviser prior to making any investment in the Common Shares.

Certain of the Company’s current directors, officers and promoters reside outside of Canada. The persons named below have appointed the Company as their agent for service of process. Securityholders are advised that it may not be possible to enforce judgments obtained in Canada against any person or company that is incorporated, continued or organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Name of Person	Name and Address of Agent
Frank Holmes	HIVE Blockchain Technologies Ltd. Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3
Dave Perrill
Tobias Ebel
Ian Mann

The Company’s head and registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND

THE BASE SHELF PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities the Company is offering and also adds to and updates certain information contained in the base shelf prospectus and the documents incorporated by reference herein and therein. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Common Shares offered hereunder. This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

Purchasers should rely only on the information contained in or incorporated by reference into this prospectus supplement and the base shelf prospectus. The Company has not authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with different or inconsistent information, such purchasers should not rely on it. The Company is offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. Purchasers should assume that the information appearing in this prospectus supplement and the base shelf prospectus, as well as information the Company has previously filed with the securities regulatory authority in each of the provinces of Canada that is incorporated herein and in the base shelf prospectus by reference, is accurate as of their respective dates only. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

References in this prospectus supplement to “HIVE”, “we”, “us” or “our” refer to the Company and its wholly-owned subsidiaries, unless the context indicates otherwise.

All dollar amounts in this prospectus supplement are expressed in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “forecast”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

• the intention of the Company to complete any offering of Common Shares on the terms and conditions described herein and the aggregate amount of the total proceeds that the Company will receive pursuant to the Offering;

• the Company’s expected use of the net proceeds from any sales of Common Shares in the Offering;

• the expenses of the Offering;

• the future price of cryptocurrencies, such as Bitcoin and Ethereum, and the other types of digital assets which HIVE and its subsidiaries mine, hold and trade;

• the future pricing for services and solutions in the businesses of the Company and its subsidiaries;

• the liquidity and market price of the Common Shares;

• the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;

• litigation risks;

• currency fluctuations;

• risks related to debt securities being secured;

• risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares;

• risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share;

• the absence of a market through which the Company’s securities, other than Common Shares, may be sold;

• changes to governmental laws and regulations; and

• effects of the novel coronavirus (“COVID-19”) outbreak as a global pandemic.

These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “future”, “continue” or similar expressions or the negatives thereof.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this prospectus should not be unduly relied upon. These statements speak only as of the date of this prospectus.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the management discussion and analysis and press releases of the Company (such documents are available under the Company’s SEDAR profile at www.sedar.com). Other material factors or assumptions that were applied in formulating the forward-looking statements contained herein include or relate to the following:

• the business and economic conditions affecting the Company’s operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates;

• the Company’s ability to profitably generate cryptocurrencies;

• the Company’s ability to successfully acquire and maintain required regulatory licenses and qualifications;

• historical prices of cryptocurrencies;

• the emerging cryptocurrency and blockchain markets and sectors;

• the Company’s ability to maintain good business relationships;

• the Company’s ability to manage and integrate acquisitions;

• the Company’s ability to identify, hire and retain key personnel;

• the Company’s ability to raise sufficient debt or equity financing to support the Company’s continued growth;

• the technology, proprietary and non-proprietary software, data and intellectual property of the Company and third parties in the cryptocurrencies and digital asset sector is able to be relied upon to conduct the Company’s business;

• the Company does not suffer a material impact or disruption from a cybersecurity incident, cyber-attack or theft of digital assets;

• continued maintenance and development of cryptocurrency mining facilities;

• continued growth in usage and in the blockchain for various applications;

• continued development of a stable public infrastructure, with the necessary speed, data capacity and security required to operate blockchain networks;

• the absence of adverse regulation or law; and

• the absence of material changes in the legislative, regulatory or operating framework for the Company’s existing and anticipated business.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include:

• the Company’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks;

• regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations;

• the value of cryptocurrencies may be subject to volatility and momentum pricing risk;

• cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure;

• possibility of less frequent or cessation of monetization of cryptocurrencies;

• limited history of de-centralized financial system;

• cryptocurrency network difficulty and impact of increased global computing power;

• banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment;

• the impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain;

• economic dependence on regulated terms of service and electricity rates risks;

• political and regulatory risks;

• permits and licences;

• server failures;

• global financial conditions;

• tax consequences;

• environmental regulations;

• environmental liability;

• the further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate;

• acceptance and/or widespread use of cryptocurrency is uncertain;

• possibility of the Ether algorithm transitioning to proof of stake validation;

• the Company may be required to sell its inventory of cryptocurrency to pay suppliers;

• facility developments;

• the Company’s operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies;

• the Company’s coins may be subject to loss, theft or restriction on access;

• incorrect or fraudulent coin transactions may be irreversible;

• if the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations;

• the price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets;

• risk related to technological obsolescence and difficulty in obtaining hardware;

• risks related to insurance;

• limited operating history;

• management of growth;

• additional funding requirements and dilution;

• loss of key employees & contractors;

• pandemics and COVID-19;

• conflicts of interest;

• liquid market or securities;

• dividends;

• interest rate risk;

• currency exchange risk;

• discretion over use of proceeds;

• absence of a public market for certain of the securities;

• unsecured debt securities;

• effect of changes in interest rates on debt securities;

• effect of fluctuations in foreign currency markets on debt securities; and

• trading price of Common Shares and volatility.

Additional information on these and other factors is discussed under the heading “RISK FACTORS” in this prospectus supplement and in the documents incorporated by reference herein including in the 2020 MD&A (as defined herein) under the heading “Risks and Uncertainties” and in the 2020 AIF (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward- looking statements.

ELIGIBILITY FOR INVESTMENT

In the opinion of Peterson McVicar LLP, counsel to the Company, and Blake, Cassels & Graydon LLP, counsel to the Agent, subject to the provisions of any particular plan, the Common Shares offered hereby, if issued on the date hereof, generally would be, as of the date hereof, “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”),a registered education savings plan (“RESP”), a deferred profit sharing plan, a registered disability savings plan (“RDSP”) or a tax free savings account (“TFSA”). Notwithstanding that the Common Shares may be qualified investments for a trust governed by an RRSP, RRIF, RESP, RDSP or a TFSA, the annuitant under an RRSP or RRIF, a subscriber of an RESP, or the holder of a TFSA or an RDSP, as the case may be, may be subject to a penalty tax if such Common Shares are a “prohibited investments” for the trust governed by the RRSP, RRIF, RESP, RDSP or TFSA, as the case may be, within the meaning of the Tax Act. The Common Shares will generally not be a “prohibited investment” provided that the annuitant under the RRSP or RRIF, a subscriber of the RESP, or the holder of the TFSA or the RDSP as the case may be, deals at arm’s length with the Company for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, the Common Shares will not be prohibited investments if such Common Shares are “excluded property” (as defined in the Tax Act) for a trust governed by an RRSP, RRIF, RESP, RDSP or a TFSA.

Prospective investors who intend to hold Common Shares in a trust governed by a RRSP, RRIF, RESP, RDSP, or TFSA are urged to consult their own tax advisors regarding their particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus as of the date hereof and only for the purposes of the Common Share offered hereunder. Other documents are also incorporated, or deemed to be incorporated, by reference in the base shelf prospectus and reference should be made to the base shelf prospectus for full particulars thereof.

The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of the prospectus:

• the Company’s annual information form for the year ended March 31, 2020, dated as at December 14, 2020 and filed on December 14, 2020 (the “2020 AIF”);

• the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2020, and 2019 and filed on November 30, 2020;

• the Company’s management’s discussion and analysis for the three and six months ended September 30,

2020, and 2019 and filed on November 30, 2020;

• the Company’s audited consolidated financial statements for the years ended March 31, 2020 and 2019 the notes thereto and the independent auditor’s report thereon, filed on September 14, 2020;

• the Company’s annual management’s discussion and analysis for the year ended March 31, 2020, dated as at September 14, 2020 and filed on September 14, 2020; (the “2020 MD&A”);

• the material change report dated April 8, 2020 relating to the announcement of the acquisition of a dedicated cryptocurrency mining operation in Lachute, Quebec from Cryptologic Corp., and filed on April 9, 2020;

• the information circular dated November 12, 2020 with respect to the annual general meeting of the Company’s shareholders held on December 22, 2020, filed on November 24, 2020;

• the material change report dated December 24, 2020 relating to the announcement of a proposed non- brokered private placement of unsecured debentures for aggregate gross proceeds of US$15,000,000; and

• the material change report dated December 29, 2020 relating to the corporate update of the Company in respect of its third quarter of the financial year ending March 31, 2021;

• the material change report dated January 11, 2021 relating to the acquisition of cryptocurrency mining equipment;

• the material change report dated January 20, 2021 relating to the acquisition of cryptocurrency mining equipment;

• the material change report dated January 20, 2021 relating to the closing of the non-brokered private placement announced on December 24, 2020;

• the material change report dated January 27, 2021 relating to the filing of the Company’s amended and restated unaudited condensed interim consolidated financial statements and accompanying amended and restated management’s discussion and analysis for the three and six months ended September 30, 2020, and 2019 and originally filed on November 30, 2020;

• the Company’s amended and restated unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2020, and 2019 and filed on January 27, 2021;

• the Company’s amended and restated management’s discussion and analysis for the three and six months ended September 30, 2020, and 2019 and filed on January 27, 2021; and

• the material change report dated January 28, 2021 relating to the agreement to expand its GPU mining data centre located in Sweden.

Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators, including any documents of the type referred to above (excluding confidential material change reports, if any) and any business acquisition reports filed by the Company with the various securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into and form an integral part of this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

In addition, if the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of the prospectus in writing on the face page of the version of such news release that the Company files on SEDAR (any such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus only for the purposes of the Offering. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com.

Upon new audited annual financial statements and related management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the previously filed audited annual financial statements and related management’s discussion and analysis and all unaudited interim financial statements, together with related management’s discussion and analysis, relating to prior periods shall be deemed to no longer be incorporated into this prospectus supplement for the purposes of future offers and sales of securities under this prospectus supplement.

Upon interim financial statements and related management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the time that this prospectus supplement is valid, all previously filed interim financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this prospectus supplement for the purposes of future offers and sales of securities under this prospectus supplement.

Upon a new annual information form being filed by the Company with the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the previously filed annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, any information circular filed since the start of such financial year (unless otherwise required by applicable Canadian securities legislation to be incorporated by reference into this prospectus supplement), and any business acquisition report for acquisitions completed since the beginning of such financial year (unless such report is incorporated by reference into the current annual information form or less than nine months of the acquired business’ or related businesses’ operations are incorporated into the Company’s most recent audited annual financial statements), shall be deemed no longer to be incorporated by reference into this prospectus supplement for the purposes of future offers and sales of securities under this prospectus supplement. Upon a new information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the previous information circular prepared in connection with an annual general meeting of the Company shall be deemed no longer to be incorporated by reference into this prospectus supplement for purposes of future offers and sales of securities under this prospectus supplement.

References to the Company’s website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing rates for the US dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Three months ended	Three months ended	Year ended March 31,	Year ended March 31,
	September 30, 2020	September 30, 2019	2020	2019
	(expressed in Canadian dollars)
High	1.3616	1.3343	1.4496	1.3642
Low	1.3042	1.3038	1.2970	1.2552
Average	1.3321	1.3204	1.3308	1.3144
Closing	1.3339	1.3243	1.4187	1.3363
On February 1, 2021, the daily exchange rate for the US dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.2824.

RECENT DEVELOPMENTS

There have been no material developments in the business of the Company since the date of the Company’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended September 30, 2020, which have not been disclosed in this prospectus or the documents incorporated by reference herein.

RISK FACTORS

Investing in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of the Company’s securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including the Company’s 2020 AIF and the 2020 MD&A and annual financial statements, and the related notes. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Discussions of certain risks affecting the Company in connection with the Company's business are provided in our annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus.

Risks Related to the Offering of Securities

Discretion over use of proceeds.

The Company intends to allocate the net proceeds it will receive from an offering as described under “Use of Proceeds” in this prospectus and the applicable prospectus supplement; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in “Use of Proceeds” in this prospectus supplement if the Company believes it would be in the Company’s best interests to do so. The Company’s investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

Unallocated Proceeds of the Offering

As discussed in “Use of Proceeds”, the net proceeds from the Offering will be used for general corporate purposes, working capital needs and capital expenditures. Accordingly, the Company’s management will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditures, and there can be no assurance as to how the funds will be allocated. The failure by the Company’s management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business and cause the price of the Common Shares to decline. Pending their use, the Company may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

Dilution

The number of Common Shares that the Company is authorized to issue is unlimited. The Company may, in its sole discretion, as part of future offerings, issue additional Common Shares and/or securities convertible into or exercisable for Common Shares from time to time subject to the rules of any applicable stock exchange on which the Common Shares are then listed and applicable securities law. The issuance of any additional Common Shares and/or securities convertible into or exercisable for Common Shares may have a dilutive effect on the interests of holders of the Company’s Common Shares. If proceeds of the Offering are used to pay down existing indebtedness, the Offering may result in substantial dilution on a per Common Share basis to the Company’s net income and certain other financial measures used by the Company.

Return on Investment is Not Guaranteed

There can be no assurance regarding the amount of income to be generated by the Company. Common Shares are equity securities of the Company and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Company to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the Common Shares on any date in the future. The market value of the Common Shares may deteriorate if the Company is unable to generate sufficient positive returns, and that deterioration may be significant.

Trading price of Common Shares and volatility.

In recent years, the securities markets in the United States and Canada, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur, and the trading price of the Company’s shares may be subject to large fluctuations and may decline below the price at which an investor acquired its shares. The trading price may increase or decrease in response to a number of events and factors, which may not be within the Company’s control nor be a reflection of the Company’s actual operating performance, underlying asset values or prospects. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Market Discount

The price of the Common Shares will fluctuate with market conditions and other factors. If a shareholder sells its Common Shares, the price received may be more or less than the original investment. The Common Shares may trade at a discount from their book value.

Forward looking statements.

Some statements contained in this prospectus are not historical facts, but rather are forward looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in development activities, political risks, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s consolidated capitalization since the date of the Company’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended September 30, 2020 which have not been disclosed in this prospectus or the documents incorporated by reference.

The Company may, from time to time during the period that the Offering remains in effect, issue and sell Common Shares having an aggregate sale price of up to US$100,000,000. See “PLAN OF DISTRIBUTION”.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Common Shares through the Agent in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agent under the Distribution Agreement and the expenses of the distribution. The Company intends to use the net proceeds from the sale of our securities for general corporate and working capital requirements, including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, to complete future acquisitions or for other corporate purposes as set forth in the prospectus supplement relating to the offering of the securities. See “PLAN OF DISTRIBUTION”.

The operations of the Company may be adversely impacted by COVID-19 and the Company may exercise its discretion in the use of proceeds. In particular, COVID-19 has reduced the availability of and affected the timing of delivery of mining equipment. It has also reduced the mobility of the Company’s technical personnel and access to the Company’s data centres. Further, when mining equipment does become available, the Company anticipates that it may be subject to increased equipment costs and increased shipping costs, in each case attributable to supply chain disruption caused by COVID-19. See “Risk Factors – Risks Related to the Offering of Securities – Discretion over use of proceeds.”

 DESCRIPTION OF COMMON SHARES

We are authorized to issue an unlimited number of Common Shares, of which approximately 346,929,218 were issued and outstanding as of February 1, 2021. For a summary of certain material attributes and characteristics of the Common Shares, see “DESCRIPTION OF SHARE CAPITAL – Common Shares” in the base shelf prospectus.

PLAN OF DISTRIBUTION

We have entered into the Distribution Agreement with the Agent under which the Company may issue and sell from time to time Common Shares through the Agent having an aggregate sale price of up to US$100,000,000 in each of the provinces and territories in Canada pursuant to placement notices delivered by the Company to the Agent from time to time in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSXV or on any other existing Canadian trading market for the Common Shares. Subject to the pricing parameters in a placement notice, the Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. We cannot predict the number of Common Shares that we may sell under the Distribution Agreement on the TSXV or any other trading market for the Common Shares in Canada, or if any Common Shares will be sold.

The Agent will offer the Common Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by us and the Agent. Subject to the terms and conditions of the Distribution Agreement, the Agent will use its commercially reasonable efforts to sell, consistent with its normal trading and sales practices, applicable laws and the applicable rules of the TSXV or any other applicable marketplace within the meaning of National Instrument 21-101 Marketplace Operation, on our behalf, all of the Common Shares requested to be sold by us. The Company will instruct the Agent as to the number of Common Shares to be sold by the Agent from time to time by sending the Agent a placement notice that requests that the Agent sell up to a specified dollar amount or a specified number of Common Shares and specifies any parameters in accordance with which the Company requires that the Common Shares be sold. The parameters set forth in a placement notice may not conflict with the provisions of the Distribution Agreement. We may instruct the Agent not to sell Common Shares if the sales cannot be effected at or above the price designated by us in a particular placement notice. Under the Distribution Agreement, the Agent has no obligation to purchase as principal for its own account any Common Shares that we propose to sell pursuant to any placement notice delivered by us to the Agent. If we sell the Common Shares to the Agent as principal, we will enter into a separate agreement with the Agent and will describe that agreement in a separate prospectus supplement.

Either the Company or the Agent may suspend the Offering upon proper notice to the other party. The Company and the Agent each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.

We will pay the Agent compensation for its services in acting as agent in connection with the sale of Common Shares pursuant to the terms of the Distribution Agreement equal to the Commission. The remaining sales proceeds, after deducting any expenses payable by us and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to us from the sale of such Common Shares.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out herein, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out herein is in fact raised.

The Agent will provide written confirmation to us no later than 2:00 p.m. (Toronto time) of the trading day immediately following the trading day on which the Agent has made sales of the Common Shares under the Distribution Agreement. Each confirmation will include the number of Common Shares sold on such day, the average price of the Common Shares sold on such day, the aggregate gross proceeds, the Commission payable by us to the Agent with respect to such sales and the net proceeds payable to us.

Within seven calendar days after the end of each month in which sales were made under this prospectus supplement, the Company will file on SEDAR a report disclosing the number and average price of the Common Shares distributed through a marketplace in Canada pursuant to this prospectus supplement, as well as the gross proceeds, Commission and net proceeds with respect to sales during the prior month. We will also disclose the number and average price of the Common Shares sold under this prospectus supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in our annual and interim financial statements and management’s discussion and analysis filed on SEDAR for any quarters in which sales of Common Shares occur pursuant to this prospectus supplement.

Settlement for sales of Common Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made (or on such earlier date as is then current industry practice for regular-way trading) in return for payment of the gross proceeds (less Commission) to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Common Shares will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as the Company and the Agent may agree upon.

In connection with the sales of Common Shares on our behalf, the Agent may be deemed to be an “underwriter” within the meaning of applicable securities legislation, and the compensation paid to the Agent may be deemed to be underwriting commissions or discounts. We have agreed in the Distribution Agreement to provide indemnification and contribution to the Agent against or in respect of, among other things, certain civil liabilities, including liabilities under applicable securities legislation in Canada. In addition, we have agreed to pay the reasonable expenses of the Agent in connection with the Offering, pursuant to the terms of the Distribution Agreement. The Agent and its affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Common Shares pursuant to the Distribution Agreement, and neither the Agent nor any of its affiliates involved in the distribution and no person or company acting jointly or in concert with the Agent has over-allotted, or will over-allot Common Shares in connection with the distribution or effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

Pursuant to the terms of the Distribution Agreement, the Company will compensate the Agent for its services in acting as agent in the sale of the Common Shares pursuant to the Offering in an amount equal to 3.0% of the gross proceeds from sales of the Common Shares made on the TSXV or another applicable marketplace. The total expenses related to the commencement of the Offering payable by us, excluding the Commission payable to the Agent under the Distribution Agreement, are estimated to be approximately $250,000.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) February 27, 2023, being the date the receipt issued for the base shelf prospectus ceases to be effective in accordance with applicable securities laws, (ii) the issuance and sale of all of the Common Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

The Agent and its affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees.

The TSXV has conditionally approved the listing of the Common Shares offered by this prospectus supplement, subject to the Company fulfilling all of the listing requirements of the TSXV.

The Common Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, the Common Shares may not be offered or sold or delivered, directly or indirectly, in the United States except pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to, or for the account or benefit of, any U.S. Person.

A copy of the Distribution Agreement can be obtained under the Company's profile on SEDAR at www.sedar.com.

TRADING PRICE AND VOLUME

Trading Price and Volume

The Common Shares trade on the: (i) TSXV under the symbol “HIVE”; (ii) Frankfurt Stock Exchange (“FSE”) under the symbol “HBF”; and (iii) OTCQX under the symbol “HVBTF”.

The following table sets out the price range and trading volume for the Common Shares, as reported by the TSXV, during the 12-month period prior to the date of this prospectus supplement:

	Price Range
Month	High (CAD$)	Low (CAD$)	Volume
February 1, 2021	2.48	2.30	3,991,178
January, 2021	3.50	2.22	146,561,247
December, 2020	3.15	1.11	160,943,963
November, 2020	1.26	0.46	110,310,100
October, 2020	0.52	0.34	42,353,900
September, 2020	0.51	0.32	27,850,800
August, 2020	0.58	0.39	55,618,000
July, 2020	0.53	0.295	50,811,300
June, 2020	0.43	0.3	35,768,900
May, 2020	0.465	0.33	56,083,500
April, 2020	0.42	0.17	60,184,700
March, 2020	0.325	0.135	69,773,700
February, 2020	0.55	0.17	180,001,300

The following table sets out the price range and trading volume for the Common Shares, as reported by the FSE under the trading symbol HBF.F, during the 12-month period prior to the date of this prospectus supplement:

	Price Range
Month	High (€)	Low (€)	Volume
February 1, 2021	1.649	1.500	42,643
January, 2021	2.252	1.255	2,893,570
December, 2020	2.020	0.740	2,247,026
November, 2020	0.800	0.287	1,243,638
October, 2020	0.316	0.206	401,754
September, 2020	0.334	0.203	309,966
August, 2020	0.377	0.250	434,542
July, 2020	0.325	0.190	464,153
June, 2020	0.283	0.184	338,000
May, 2020	0.298	0.202	448,551
April, 2020	0.292	0.115	394,654
March, 2020	0.205	0.075	1,12,8440
February, 2020	0.380	0.103	1,92,6372

The following table sets out the price range and trading volume for the Common Shares, as reported by the OTCQX, during the 12-month period prior to the date of this prospectus supplement:

	Price Range
Month	High (USD$)	Low (USD$)	Volume
February 1, 2021	1.99	1.79	3,523,804
January, 2021	2.77	1.74	118,197,073
December, 2020	2.48	0.86	130,820,600
November, 2020	0.97	0.30	68,363,600
October, 2020	0.39	0.23	27,935,300
September, 2020	0.39	0.24	19,784,800
August, 2020	0.45	0.29	34,793,600
July, 2020	0.39	0.20	27,110,500
June, 2020	0.32	0.20	15,478,700
May, 2020	0.34	0.23	28,915,900
April, 2020	0.31	0.12	21,407,400
March, 2020	0.25	0.10	24,912,900
February, 2020	0.41	0.10	43,040,000

PRIOR SALES

Since the beginning of the most recently completed financial year, no securities of the Company that are not listed on the TSXV were issued, except as set forth below.

On February 10, 2020, pursuant to the stock option plan of the Company dated July 20, 2017 (the “Stock Option Plan”), the Company issued an aggregate of 3,000,000 options, exercisable at a price of CAD$0.29 per option share vesting as to 1/8 every three months, and expiring on February 10, 2030.

On February 10, 2020, pursuant to the restricted share unit plan of the Company dated October 17, 2018 (the “RSU Plan”), the Company granted of an aggregate of 3,100,000 restricted share units (“RSUs”), entitling the holders thereof to receive one Common Share for each RSU, vesting as to 1/8 every three months.

On May 29, 2020, pursuant to the Stock Option Plan the Company issued an aggregate of 100,000 options, exercisable at a price of CAD$0.38 per option vesting as to 1/8 every three months, and expiring on May 29, 2030.

On May 29, 2020, pursuant to the RSU Plan, the Company granted of an aggregate of 100,000 RSU’s, entitling the holder thereof to receive one Common Share for each RSU, vesting as to 1/4 every three months, subject to certain performance criteria.

On December 24, 2020, pursuant to the Stock Option Plan the Company issued an aggregate of 8,000 options, exercisable at a price of CAD$2.16 per option which vested upon issuance, and expiring on December 24, 2030.

On January 12, 2021, the Company completed a non-brokered private placement of unsecured debentures, for aggregate gross proceeds of US$15,000,000 with U.S. Global. See “THE COMPANY – Summary Description of the Business – Private Placement of Convertible Debentures” in the base shelf prospectus.

On January 20, 2021, pursuant to the Stock Option Plan the Company issued an aggregate of 20,000 options, exercisable at a price of CAD$2.85 per option which vested upon issuance, and expiring on January 20, 2026.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Tax Act, generally applicable to a holder who acquires, as beneficial owner, Common Shares pursuant to the Offering, and who, for the purposes of the Tax Act and at all relevant times, holds Common Shares as capital property and deals at arm’s length and is not affiliated with the Company, the Agent and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders. Generally, Common Shares will be considered to be capital property to a Holder, provided the Holder does not hold Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a holder (i) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) of an interest which is a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to determine its Canadian tax results in a “functional currency” other than the Canadian dollar, (v) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” with respect to the Common Shares, or (vi) that receives dividends on Common Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is), or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Common Shares.

This summary is based upon the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies and assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, “Resident Holders”) and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them and any other “Canadian security” (as defined in the Tax Act) be treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any particular dividend as an “eligible dividend”.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Common Shares

A Resident Holder who disposes, or is deemed to dispose, of a Common Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such Common Shares, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including amounts in respect of net taxable capital gains. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are neither resident nor deemed to be resident in Canada, and (ii) do not use or hold Common Shares in the course of business carried on or deemed to be carried on in Canada. Holders who meet all of the foregoing requirements are referred to herein as “Non-Resident Holders”, and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-Common Shared States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to full benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless such Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSXV) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or

(d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Common Shares s was derived directly or indirectly from one or any combination of: real or immovable property situated in

Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares may be deemed to be taxable Canadian property.

Even if the Common Shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Common Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of a Common Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS – Taxation of Resident Holders – Capital Gains and Capital Losses” will generally be applicable to such disposition. Non- Resident Holders who may hold Common Shares as taxable Canadian property should consult their own tax advisors.

INTEREST OF EXPERTS

Certain legal matters related to the Offering will be passed upon on the Company’s behalf by Peterson McVicar LLP, and on behalf of the Agent by Blake, Cassels & Graydon LLP. As of the date hereof, Peterson McVicar LLP, and its partners and associates, and Blake, Cassels & Graydon LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Company..

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Davidson & Company LLP at its offices located at 1200 – 609 Granville Street, Vancouver, BC V7Y 1G6.

The transfer agent and registrar of the Company is Computershare Investor Services Inc. with its principal offices in Vancouver, British Columbia and Toronto, Ontario.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

AGENT FOR SERVICE OF PROCESS

Certain directors of the Company reside outside of Canada. Frank Holmes, Dave Perrill, Tobias Ebel, and Ian Mann have appointed the following agents for service of process:

Name of Person	Name and Address of Agent
Frank Holmes	HIVE Blockchain Technologies Ltd. Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3
Dave Perrill
Ian Mann
Tobias Ebel

EXEMPTIVE RELIEF FROM NATIONAL INSTRUMENT 44-101

Pursuant to a decision of the Autorité des Marchés Financiers, the securities regulatory authority in the Province of Québec, dated December 22, 2020, the Company was granted relief from the requirement that this prospectus and all documents incorporated by reference herein, as well as any prospectus supplement that relates to any future “at-the- market” distribution, must be in both the French and English languages. The Company is not required to file French versions of this prospectus, the documents incorporated by reference herein or any prospectus supplement relating to an “at-the-market” distribution. This exemption was granted on the condition that this prospectus, together with any prospectus supplement, and any documents incorporated by reference in the prospectus or any prospectus supplement, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

The following is a description of a purchaser’s statutory rights in connection with any purchase of Common Shares pursuant to the Offering, which supersedes and replaces the statement of purchasers’ rights included in the base shelf prospectus.

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the base shelf prospectus, prospectus supplement relating to securities purchased by a purchaser and any amendment are not sent or delivered to the purchaser, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. However, purchasers of Common Shares distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the Common Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus supplement, the base shelf prospectus and any amendment thereto relating to Common Shares purchased by such purchaser because the prospectus supplement, the base shelf prospectus and any amendment thereto relating to the Common Shares purchased by such purchaser will not be delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in certain of the provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the base shelf prospectus, prospectus supplement and any amendment thereto relating to securities purchased by a purchaser contains a misrepresentation, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Common Shares distributed under an at-the-market distribution by the Company may have against the Company or the Agent for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus supplement, the base shelf prospectus and any amendment thereto relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

CERTIFICATE OF THE AGENT

Dated: February 2, 2021

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

CANACCORD GENUITY CORP.

(signed) “Jamie Brown”
Vice Chairman, Managing Director,
Investment Banking

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. Notwithstanding the foregoing, delivery to purchasers of a prospectus supplement containing the omitted information is not required where an exemption from the delivery requirements under applicable securities legislation in each of the provinces and territories of Canada is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This preliminary short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered under this preliminary short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States of America or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the U.S. Securities Act) unless exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws are available. This preliminary short form prospectus does not constitute an offer to sell or a solicitation or an offer to buy any of the securities offered hereby within the Uni ted States or to, or for the benefit of, U.S. persons. See “Plan of Distribution”.

Information contained herein is subject to completion or amendment. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Information has been incorporated by reference in this preliminary short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of HIVE Blockchain Technologies Ltd. at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3 (Telephone 604 664-1078), and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	January 27, 2021

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

US$100,000,000

Common Shares

Warrants

Subscription Receipts

Units

Debt Securities

Share Purchase Contracts

This preliminary short form base shelf prospectus relates to the offering for sale from time to time, during the 25- month period that this prospectus, including any amendments hereto, remains effective, of the securities of HIVE Blockchain Technologies Ltd. (the “Company”, “HIVE”, “we” or “our”) listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to US$100,000,000 (or the equivalent thereof in Canadian dollars or one or more foreign currencies or composite currencies). The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

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In addition, the securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the securities separately, a combination of securities or any combination of, among other things, securities, cash and the assumption of liabilities.

The common shares of the Company (“Common Shares”) are listed for trading on the TSX Venture Exchange (the “TSXV”) under the trading symbol “HIVE” as well as on the OTCQX under “HVBTF” and on the Open Market of the Berlin and Frankfurt Stock Exchange under the symbols “HBF.B” and “HBF.F”, respectively. On January 26, 2021, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSXV was C$2.55.

Unless otherwise specified in an applicable prospectus supplement, debt securities, subscription receipts, units, warrants and share purchase contracts will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which the Company’s securities, other than the Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this short form prospectus. This may affect the pricing of the Company’s securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of the Company’s securities and the extent of issuer regulation. See “Risk Factors”.

Acquiring the Company’s securities may subject you to tax consequences in Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement with respect to any particular offering and consult your own tax advisor with respect to your own particular circumstances.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

This prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the securities in such jurisdiction. All applicable information permitted under securities legislation to be omitted from this prospectus that has been so omitted will be contained in one or more prospectus supplements that will, except in respect of any sales pursuant to an "at-the-market" distribution as contemplated by National Instrument 44-102 – Shelf Distributions (“NI 44-102”), be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. The Company’s securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us.

This Prospectus may qualify an “at-the-market distribution” as defined in NI 44-102.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be an “at-the-market” distributions as contemplated by 44-102 and as permitted by applicable law, including sales made directly on the TSXV or other existing trading markets for the Securities, and as set forth in a prospectus supplement for such purpose. See “Plan of Distribution”.

A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Company’s securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “Risk Factors”.

The specific terms of the securities with respect to a particular offering will be set out in one or more prospectus supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the offering price, the designation, number and terms of the Common Shares or debt securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the number of subscription receipts being offered, the offering price, the procedures for the exchange of the subscription receipts for Common Shares, debt securities or warrants, as the case may be, and any other specific terms; (iv) in the case of debt securities, the specific designation, the aggregate principal amount, the currency or the currency unit for the debt securities being offered, the maturity, the interest provisions, the authorized denominations, the offering price, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt securities are secured, affiliate-guaranteed, senior or subordinated and any other terms specific to the debt securities being offered; (v) in the case of units, the designation, number and terms of the Common Shares, warrants, subscription receipts, share purchase contracts or debt securities comprising the units; and (vi) in the case of share purchase contracts, whether the share purchase contracts obligate the holder to purchase or sell or both purchase and sell Common Shares, whether the share purchase contracts are to be prepaid or not or paid in instalments, any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied, whether the share purchase contracts are to be settled by delivery, any provisions relating to the settlement of the share purchase contracts, the date or dates on which the sale or purchase must be made, whether the share purchase contracts will be issued in fully registered or global form and the material income tax consequences of owning, holding and disposing of the share purchase contracts. Where required by statute, regulation or policy, and where securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the securities will be included in the prospectus supplement describing the securities.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. Most of the Company’s subsidiaries, namely HIVE Blockchain Iceland ehf., HIVE Blockchain Switzerland AG, Boden Technologies AB Bikupa Datacenter AB, HIVE Digital Data Ltd., Liv Eiendom AS, and Kolos Norway AS. are incorporated under laws of foreign jurisdictions and some of the Company’s directors, namely: Frank Holmes, Dave Perrill, Tobias Ebel, and Ian Mann reside outside of Canada and have appointed the Company at its registered office set forth below as their agent for service of process in Canada.

The Company’s registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement or the date of any documents incorporated by reference herein.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of the Company’s securities pursuant thereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus and any applicable prospectus supplement, and the documents incorporated by reference in this prospectus and any applicable prospectus supplement, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” or “$” are to U.S. dollars and references to “C$” are to Canadian dollars. This prospectus and the documents incorporated by reference contain translations of certain US dollar amounts into Canadian dollars solely for your convenience. See “Currency Presentation and Exchange Rate Information”.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “HIVE” or the “Company”, refer to HIVE Blockchain Technologies Ltd. together, where context requires, with its subsidiaries and affiliates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information contained in this prospectus constitute forward-looking information under Canadian Securities Laws (collectively “forward-looking statements”). Such forward-looking statements include, but are not limited to:

• the future price of cryptocurrencies, such as Bitcoin and Ethereum, and the other types of digital assets which HIVE and its subsidiaries mine, hold and trade;

• the Company’s intended use of net proceeds from the sale of its securities;

• the number of securities the Company intends to issue;

• the future pricing for services and solutions in the businesses of the Company and its subsidiaries;

• the liquidity and market price of the Common Shares;

• the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;

• litigation risks;

• currency fluctuations;

• risks related to debt securities being secured;

• risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares;

• risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share;

• the absence of a market through which the Company’s securities, other than Common Shares, may be sold;

• changes to governmental laws and regulations;

• effects of the novel coronavirus (“COVID-19”) outbreak as a global pandemic.

These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “future”, “continue” or similar expressions or the negatives thereof.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this prospectus should not be unduly relied upon. These statements speak only as of the date of this prospectus.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the management discussion and analysis and press releases of the Company (such documents are available under the Company’s SEDAR profile at www.sedar.com). Other material factors or assumptions that were applied in formulating the forward-looking statements contained herein include or relate to the following:

• the business and economic conditions affecting the Company’s operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates;

• the Company’s ability to profitably generate cryptocurrencies;

• the Company’s ability to successfully acquire and maintain required regulatory licenses and qualifications;

• historical prices of cryptocurrencies;

• the emerging cryptocurrency and blockchain markets and sectors;

• the Company’s ability to maintain good business relationships;

• the Company’s ability to manage and integrate acquisitions;

• the Company’s ability to identify, hire and retain key personnel;

• the Company’s ability to raise sufficient debt or equity financing to support the Company’s continued growth;

• the technology, proprietary and non-proprietary software, data and intellectual property of the Company and third parties in the cryptocurrencies and digital asset sector is able to be relied upon to conduct the Company’s business;

• the Company does not suffer a material impact or disruption from a cybersecurity incident, cyber- attack or theft of digital assets;

• continued maintenance and development of cryptocurrency mining facilities;

• continued growth in usage and in the blockchain for various applications;

• continued development of a stable public infrastructure, with the necessary speed, data capacity and security required to operate blockchain networks;

• the absence of adverse regulation or law; and

• the absence of material changes in the legislative, regulatory or operating framework for the Company’s existing and anticipated business.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include:

• The Company’s cryptocurrency inventory may be exposed to cybersecurity threats and hacks.

• Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations.

• The value of cryptocurrencies may be subject to volatility and momentum pricing risk.

• Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure.

• Possibility of less frequent or cessation of monetization of cryptocurrencies.

• Limited history of de-centralized financial system.

• Cryptocurrency network difficulty and impact of increased global computing power.

• Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment.

• The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain.

• Economic dependence on regulated terms of service and electricity rates risks.

• Political and regulatory risks.

• Permits and licences.

• Server failures.

• Global financial conditions.

• Tax consequences.

• Environmental regulations.

• Environmental liability.

• The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

• Acceptance and/or widespread use of cryptocurrency is uncertain.

• Possibility of the Ether algorithm transitioning to proof of stake validation.

• The Company may be required to sell its inventory of cryptocurrency to pay suppliers.

• Facility developments.

• The Company’s operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

• The Company’s coins may be subject to loss, theft or restriction on access.

• Incorrect or fraudulent coin transactions may be irreversible.

• If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations.

• The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets.

• Risk related to technological obsolescence and difficulty in obtaining hardware.

• Risks related to insurance.

• Limited operating history.

• Management of growth.

• Additional funding requirements and dilution.

• Loss of key employees & contractors.

• Pandemics and COVID-19.

• Conflicts of interest.

• Liquid market or securities.

• Dividends.

• Interest rate risk.

• Currency exchange risk.

• Discretion over use of proceeds.

• Absence of a public market for certain of the securities.

• Unsecured debt securities.

• Effect of changes in interest rates on debt securities.

• Effect of fluctuations in foreign currency markets on debt securities.

• Trading price of Common Shares and volatility.

Additional information on these and other factors is discussed under the heading “RISK FACTORS” in this prospectus and in the documents incorporated by reference herein including in the 2020 MD&A (as defined herein) under the heading “Risks and Uncertainties” and in the 2020 AIF (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward- looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this preliminary short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of HIVE at 555 Burrard Street, Vancouver, British Columbia, V7X 1M8 (Telephone 604-664-1078) Attn: Chief Financial Officer or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this preliminary short form base shelf prospectus:

• the Company’s annual information form for the year ended March 31, 2020, dated as at December 14, 2020 and filed on December 14, 2020 (the “2020 AIF”);

• the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2020, and 2019 and filed on November 30, 2020;

• the Company’s management’s discussion and analysis for the three and six months ended September 30, 2020, and 2019 and filed on November 30, 2020 (the “Interim MD&A”);

• the Company’s audited consolidated financial statements for the years ended March 31, 2020 and 2019, the notes thereto and the independent auditor’s report thereon, filed on September 14, 2020;

• the Company’s annual management’s discussion and analysis for the year ended March 31, 2020, dated as at September 14, 2020 and filed on September 14, 2020; (the “2020 MD&A”);

• the material change report dated April 8, 2020 relating to the announcement of the acquisition of a dedicated cryptocurrency mining operation in Lachute, Quebec from Cryptologic Corp., and filed on April 9, 2020;

• the information circular dated November 12, 2020 with respect to the annual general meeting of the Company’s shareholders (“Shareholders”) held on December 22, 2020, filed on November 24, 2020;

• the material change report dated December 24, 2020 relating to the announcement of a proposed non- brokered private placement of unsecured debentures for aggregate gross proceeds of US$15,000,000; and

• the material change report dated December 29, 2020 relating to the corporate update of the Company in respect of its third quarter of the financial year ending March 31, 2021;

• the material change report dated January 11, 2021 relating to the acquisition of cryptocurrency mining equipment;

• the material change report dated January 20, 2021 relating to the acquisition of cryptocurrency mining equipment;

• the material change report dated January 20, 2021 relating to the closing of the non-brokered private placement announced on December 24, 2020;

• the material change report dated January 27, 2021 relating to the filing of the Company’s amended and restated unaudited condensed interim consolidated financial statements and accompanying management’s discussion and analysis for the three and six months ended September 30, 2020, and 2019 and originally filed on November 30, 2020;

• the Company’s amended and restated unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2020, and 2019 and filed on January 27, 2021; and

• the Company’s amended and restated management’s discussion and analysis for the three and six months ended September 30, 2020, and 2019 and filed on January 27, 2021.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this preliminary short form base shelf prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

A prospectus supplement containing the specific terms of any offering of the Company’s securities will be delivered to purchasers of the Company’s securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of the Company’s securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon the Company’s filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of the Company’s securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus. Upon a new annual information form being filed by us with the applicable securities regulatory authorities during the term of this prospectus for which the related annual comparative consolidated financial statements include at least nine months of financial results of an acquired business for which a business acquisition report was filed by us and incorporated by reference into this prospectus, such business acquisition report shall no longer be deemed to be incorporated into this prospectus for the purpose of future offers and sales of the securities hereunder. Upon a new information circular of the Company prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the previous information circular of the Company, if prepared in connection with solely an annual general meeting of the Company, shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

References to the Company’s website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing rates for the US dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Three months ended	Three months ended	Year ended	Year ended
	September 30, 2020	September 30, 2019	March 31, 2020	March 31, 2019
	(expressed in Canadian dollars)
High	1.3616	1.3343	1.4496	1.3642
Low	1.3042	1.3038	1.2970	1.2552
Average	1.3321	1.3204	1.3308	1.3144
Closing	1.3339	1.3243	1.4187	1.3363

On January 26, 2021, the daily exchange rate for the US dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.2702.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this prospectus. This description does not contain all of the information about us and our business that you should consider before investing in any securities. You should carefully read the entire prospectus and the applicable prospectus supplement, including the section entitled “Risk Factors”, as well as the documents incorporated by reference into this prospectus and the applicable prospectus supplement, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated in the Province of British Columbia on June 24, 1987 under the Business Corporations Act (British Columbia) under the name “Carmelita Petroleum Limited”. The Company changed its name first on September 26, 1996 to “Carmelita Resources Limited”, then on July 4, 2000 to “Pierre Enterprises Ltd.”, then on February 1, 2011 to “Leeta Gold Corp.”, and finally on September 15, 2017 to “HIVE Blockchain Technologies Ltd.”.

The Company’s head office is located at 555 Burrard Street, Vancouver, British Columbia, V7X 1M8, and the Company’s registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

The Company’s Common Shares are listed for trading on the TSX Venture Exchange (the “TSXV”) under the trading symbol “HIVE” as well as on the OTCQX under “HVBTF” and on the Open Market of the Berlin and Frankfurt Stock Exchanges under the symbols “HBF.B” and “HBF.F”, respectively.

Subsidiaries

The table below lists the principal subsidiaries of the Company as of the date hereof.

Name	Jurisdiction	Assets Held
HIVE Blockchain Iceland ehf.	Iceland	Computer equipment
HIVE Blockchain Switzerland AG	Switzerland	Cryptocurrency inventory
Boden Technologies AB	Sweden	Computer equipment
HIVE Digital Data Ltd.	Bermuda	Cryptocurrency inventory
Liv Eiendom AS	Norway	Investment in Kolos Norway AS
Kolos Norway AS.	Norway	64-hectare land development rights
Bikupa Datacenter AB	Sweden	Computer equipment
9376-9974 Québec Inc.	Québec	Computer equipment

Summary Description of the Business

The Primary business of the Company is the provision of computing capacity to secure a distributed network by creating, verifying, publishing and propagating blocks in the blockchain in exchange for rewards and fees denominated in the native token of that network (i.e. Bitcoin or Ether, as applicable), referred in this Prospectus as “mining” or “cryptocurrency mining”.

In description of the business of the Company is this preliminary short form base shelf prospectus:

“Bitcoin” shall refer to the native token of the Bitcoin Network which utilizes the SHA-256 algorithm. Bitcoin is a peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency, with “Bitcoin Network” meaning the network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties, and “SHA -256 meaning a cryptographic Hash algorithm. SHA-256 generates an almost-unique 256-bit (32- byte) signature for a text. The most well-known cryptocurrencies that utilize the SHA-256 algorithm are Bitcoin and Bitcoin cash;

“Blockchain” shall refer to an immutable, decentralized public transaction ledger which records transactions, such as financial transactions in cryptocurrency, in chronological order. Bitcoin and Ethereum are examples of well-known and widely distributed blockchains;

“Ether” or “Ethereum” shall refer to the native token of the Ethereum Network which utilizes the ethash algorithm. Ethereum is a global, open-source platform for decentralized application, and “Ethereum Network” means the network of computers running the software protocol underlying Ethereum and which network maintains the database of Ether ownership and facilitates the transfer of Ether among parties;

“GPU” shall refer to a graphics processing unit, a programmable logic chip (processor) specialized for display functions and effective at solving digital currency hashing algorithms;

“Hash” shall refer to the output of a hash function, i.e. the output of the fundamental mathematical computation of a particular cryptocurrency’s computer code which miners execute, and “Gigahash” and “Petahash” mean, respectively, 1x109 Hashes and 1x1015 Hashes; and

“Hashrate” shall refer to a measure of mining power whereby the expected income from mining is directly proportional to a miners hashrate normalized by the total hashrate of the network.

The Company operates in one segment, being the provision of data servers for the purposes of mining and sale of digital currencies. The Company owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which mine digital currencies including Bitcoin and Ether continuously on the cloud. The Company utilizes GPU and ASIC SHA-256 computing equipment for its cryptocurrency operations and the Company is investigating other high efficiency computing applications of its GPU equipment, such as artificial intelligence and graphic rendering as well as private blockchain computing, which are becoming more widespread as the blockchain technology grows and develops.

HIVE currently maintains three cryptocurrency mining operations. More detailed information regarding the business of the Company as well as its mining operations can be found in the 2020 AIF under the heading “DESCRIPTION OF THE BUSINESS – Description of the Business”. The Company’s operating and maintenance expenses are comprised of electricity to power its computing equipment as well as cooling and lighting and other aspects of operating computer equipment. Other site expenses include leasing costs for the facilities, personnel salaries, internet access, equipment maintenance and software optimization, and facility security, maintenance and management.

The Company’s facilities are strategically located in geographical locations where electricity costs are low due to an abundance of green energy such as hydro power and geothermal energy.

Custodial services for digital currencies

HIVE does not self-custody its digital currencies. The Company holds its digital currencies in cold storage solutions, which are not connected to the internet, with Fireblocks Ltd. and also at Bank Frick, which is headquartered in Liechtenstein. The Company has not been able to insure its mined digital currency. Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or uneconomical for the Company to obtain which leads to the risk of inadequate insurance cover. Further information regarding the Company and its business is set out in the 2020 AIF, 2020 MD&A and Interim MD&A, all of which are incorporated by reference herein.

Private Placement of Convertible Debentures

On January 12, 2021, the Company announced that it had completed a non-brokered private placement of unsecured debentures (the “Debentures”), for aggregate gross proceeds of US$15,000,000 with U.S. Global Investors, Inc. (“U.S. Global”). Frank Holmes, Interim Executive Chairman of the Company is a director, officer and controlling shareholder of U.S. Global..

The Debentures will mature on the date that is 60 months from the date of issuance, bearing interest at a rate of 8% per annum. The Debentures will be issued at par, with each Debenture being redeemable by the Company at any time, and convertible at the option of the holder into Common Shares at a conversion price of C$3.00 per Share. Interest will be payable monthly and principal will be payable quarterly. In addition, U.S. Global was issued 5,000,000 Common Share purchase warrants, with each such warrant entitling U.S. Global to acquire one Common Share at an exercise price of C$3.00 per Common Share for a period of three years from closing.

Corporate Update

On December 23, 2020, the Company announced a corporate update of its operations for the third quarter of its financial year ended March 31, 2021. The Company announced certain results of mining operations to the date of the press release as well as updates to its energy supply hedging arrangements at its facility in Sweden and infrastructure upgrades.

RISK FACTORS

Investing in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of the Company’s securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including the Company’s 2020 AIF and the 2020 MD&A and annual financial statements, and the related notes. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Discussions of certain risks affecting the Company in connection with the Company's business are provided in our annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus.

Risks Related to the Offering of Securities

Discretion over use of proceeds.

The Company intends to allocate the net proceeds it will receive from an offering as described under “Use of Proceeds” in this prospectus and the applicable prospectus supplement; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in “Use of Proceeds” in this prospectus and the applicable prospectus supplement if the Company believes it would be in the Company’s best interests to do so. The Company’s investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

Absence of a public market for certain of the securities.

There is no public market for the debt securities, warrants, subscription receipts, securities purchase contracts or units and, unless otherwise specified in the applicable prospectus supplement, the Company does not intend to apply for listing of the debt securities, warrants, subscription receipts, securities purchase contracts or units on any securities exchanges. If the debt securities, warrants, subscription receipts, securities purchase contracts or units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities, warrants, subscription receipts, share purchase contracts or units, or that a trading market for these securities will develop at all.

Unsecured debt securities.

The Company carries on its business through corporate subsidiaries, and the majority of its assets are held in corporate subsidiaries. The Company’s results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Company in the form of loans, dividends or otherwise. Unless otherwise indicated in the applicable prospectus supplement, the Company’s subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment on debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions. Unless otherwise indicated in the applicable prospectus supplement, the indenture governing the Company’s debt securities is not expected to limit the Company’s ability or the ability of its subsidiaries to incur indebtedness. Unless otherwise indicated in the applicable prospectus supplement, such indebtedness of the Company’s subsidiaries would be structurally senior to the debt securities. As such, in the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any debt securities. See “Description of Debt Securities”.

Effect of changes in interest rates on debt securities.

Prevailing interest rates will affect the market price or value of any debt securities. The market price or value of any debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Effect of fluctuations in foreign currency markets on debt securities.

Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

Trading price of Common Shares and volatility.

In recent years, the securities markets in the United States and Canada, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur, and the trading price of the Company’s shares may be subject to large fluctuations and may decline below the price at which an investor acquired its shares. The trading price may increase or decrease in response to a number of events and factors, which may not be within the Company’s control nor be a reflection of the Company’s actual operating performance, underlying asset values or prospects. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Forward looking statements.

Some statements contained in this prospectus are not historical facts, but rather are forward looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in development activities, political risks, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of our securities for general corporate and working capital requirements, including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, to complete future acquisitions, including procuring cryptocurrency mining equipment and acquiring or expanding facilities to operate the miners, or for other corporate purposes as set forth in the prospectus supplement relating to the offering of the securities.

More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement. We may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus. All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such securities, unless otherwise stated in the applicable prospectus supplement.

During the last financial year, the Company had positive annual cash flow from operations. However, the Company expects cash flow from operations to potentially be unstable until the level of activity in its respective relevant business areas increases sufficiently. The Company’s cash flow from operations may be affected in the future by the investment it is making to continue to develop its products and services. In the event that Company experiences negative operating cash flow, among other things (i) the Company may reduce expenses, or (ii) the Company may sell some of its assets to generate sufficient cash to meet its and the Company’s obligations as they come due. If necessary, the proceeds from the sale of securities may be used to offset this anticipated negative operating cash flow.

In addition, the operations of the Company may be adversely impacted by COVID-19 and the Company may exercise its discretion in the use of proceeds. In particular, COVID-19 has reduced the availability of and affected the timing of delivery of mining equipment. It has also reduced the mobility of the Company’s technical personnel and access to the Company’s data centres. Further, when mining equipment does become available, the Company anticipates that it may be subject to increased equipment costs and increased shipping costs, in each case attributable to supply chain disruption caused by COVID-19. See “Risk Factors – Risks Related to the Offering of Securities – Discretion over use of proceeds.”

Business Objectives and Milestones

The Company’s business objectives are to increase shareholder value and continue its operations as one of the largest publicly traded cryptocurrency mining and data centre companies in the world, powered by green energy. The Company’s expectations are based on significant assumptions and are subject to significant risks. Readers should carefully review the Use of Proceeds section of this prospectus and should also read the discussions under the headings “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” and “RISK FACTORS”.

The following are the milestones set out by the Company as of the date hereof:

• upgrading the memory cards for all of the Company’s miners at each of its data centres from 4 GB to 8 GB. The Company is targeting March 2021 as the completion date for this upgrade. It has spent approximately $10 million on this upgrade as of the date hereof and it anticipates the total cost will be around $12 million;

• expansion of our Bitcoin mining on the cloud. The Company purchased 1,240 ASIC miners in November 2020 at a cost of approximately $3.3 million and has ordered a further 10,580 ASIC miners to be delivered throughout 2021, at a cost of $24.5 million, of which it has paid $11.6 million;

• obtaining the Company’s target of having 2,000 PH/s of Bitcoin cloud mining capacity by the end of 2021. The Company presently anticipates that this may cost between $37 million and $47 million; however, the prevailing costs related to acquiring equipment are unpredictable and subject to significant and rapid changes. Concentration of the suppliers of mining equipment as well as disruption to the supply chain as a result of COVID-19 has afforded significant bargaining power to the Company’s suppliers. Moreover, the Company and its rivals within the industry compete fiercely to acquire new equipment for the purposes of both expanding their facilities and replacing existing equipment, which equipment quickly becomes obsolete as the network difficulty of a particular cryptocurrency increases.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s consolidated capitalization since the date of the Company’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended September 30, 2020 which have not been disclosed in this Prospectus or the documents incorporated by reference. The applicable prospectus supplement will describe any material changes, and the effect of such material changes on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to each prospectus supplement.

PRIOR SALES

Information in respect of the Company’s Common Shares that we issued within the previous twelve month period, including Common Shares that we issued upon the exercise of stock options of the Company (“Options”) and the Common Shares issuable upon the conversion of outstanding restricted share units of the Company (“RSUs”) will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.

On January 12, 2021, the Company announced that it had completed a non-brokered private placement of Debentures, for aggregate gross proceeds of US$15,000,000 with U.S. Global. See “THE COMPANY – Summary Description of the Business – Private Placement of Convertible Debentures”.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol “HIVE”. Trading price and volume information for the Company’s securities will be provided as required in each prospectus supplement to this prospectus.

EARNINGS COVERAGE

If the Company offers debt securities having a term to maturity in excess of one year under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

Overview

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the date hereof, there are 346,583,064 Common Shares and no preferred shares issued and outstanding.

In addition, as of the date of this Prospectus, there were: (i) 16,568,168 Common Shares issuable upon the exercise of outstanding stock options of the Company (“Options”) at a weighted average exercise price of C$0.62; (ii) 2,037,500 Common Shares issuable upon the conversion of outstanding restricted share units of the Company (“RSUs”); and (iii) 1,250,000 Common Shares reserved for issuance on exercise of 1,250,000 issued and outstanding Common Share purchase warrants of the Company with a weighted average exercise price of C$1.24, for a total of 366,438,738 Common Shares on a fully-diluted basis.

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote).

Each Common Share carries the right to one vote. Subject to the rights, privileges, restrictions and conditions attached to the preferred shares of the Company, in the event of the liquidation, dissolution or winding-up of the Company, or upon any distribution of the assets of the Company among shareholders being made (other than by way of dividend out of monies properly applicable to the payment of dividends) the holders of the Common Shares are entitled to share equally.

Subject to the rights, privileges, restrictions and conditions attached to the preferred shares of the Company, the holders of the Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares.

Except for the certain anti-dilution rights of Genesis Mining Ltd. (“Genesis”) under the Genesis IRA (as that term is defined in the 2020 AIF, the Common Shares are not subject to any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital. Pursuant to the Genesis IRA, Genesis has the right to subscribe for and receive such number of Common Shares or securities under an offering, such that it may maintain ownership over the same percentage of Common Shares held immediately prior to such offering. Further, in the event that Genesis ceases to hold at least 10% of the issued and outstanding Common Shares of the Company, except if such reduction is the result of a transaction other than a financing transaction, then the Genesis IRA shall automatically terminate.

Any alteration of the rights attached to our Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company’s articles and in the Business Corporations Act (British Columbia).

Preferred Shares

Preferred shares of the Company do not give the holders any right to receive notice of or vote at general or special meetings of the Company. As of the date of this Prospectus, no preferred shares were issued and outstanding.

DESCRIPTION OF DEBT SECURITIES

In this section describing the debt securities, the terms “Company” and “HIVE” refer only to HIVE Blockchain Technologies Ltd. without any of its subsidiaries.

The following description of the terms of debt securities sets forth certain general terms and provisions of debt securities in respect of which a prospectus supplement may be filed. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

Debt securities may be offered separately or in combination with one or more other securities of the Company. The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of debt securities pursuant to this prospectus. Convertible debt securities offered under this prospectus may only be convertible into other securities of the Company.

The Company will deliver, along with this prospectus, an undertaking to the securities regulatory authority in each province and territory of Canada that the Company will, if any debt securities are distributed under this prospectus and for so long as such debt securities are issued and outstanding, file the periodic and timely disclosure of any credit supporter similar to the disclosure required under Section 12.1 of Form 44-101F1.

Any prospectus supplement offering guaranteed debt securities will comply with the requirements of Item 12 of Form 44-101F1 or the conditions for an exemption from those requirements and will include a certificate from each credit supporter as required by section 21.1 of Form 44-101F1 and section 5.12 of NI 41-101.

The debt securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between the Company and a financial institution or trust company organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee (each, a “Trustee”).

The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. The particular terms and provisions of the debt securities and a description of how the general terms and provisions described below may apply to the debt securities will be included in the applicable prospectus supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions, after it has been entered into, and will be available electronically at www.sedar.com.

General

The applicable Trust Indenture will not limit the aggregate principal amount of debt securities that may be issued under such Trust Indenture and will not limit the amount of other indebtedness that the Company may incur. The applicable Trust Indenture will provide that the Company may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be unsecured obligations of the Company.

The Company may specify a maximum aggregate principal amount for the debt securities of any series and, unless otherwise provided in the applicable prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series. The applicable Trust Indenture will also permit the Company to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

Any prospectus supplement for debt securities supplementing this prospectus will contain the specific terms and other information with respect to the debt securities being offered thereby, including, but not limited to, the following:

• the designation, aggregate principal amount and authorized denominations of such debt securities;

• the percentage of principal amount at which the debt securities will be issued;

• whether payment on the debt securities will be senior or subordinated to other liabilities or obligations of the Company;

• the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

• whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

• the place or places the Company will pay principal, premium, if any, and interest, if any, and the place or places where debt securities can be presented for registration of transfer or exchange;

• whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms the Company will have the option to redeem the debt securities rather than pay the additional amounts;

• whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder, and the terms and conditions of such redemption;

• whether the Company may redeem the debt securities at its option and the terms and conditions of any such redemption;

• the denominations in which the Company will issue any registered and unregistered debt securities;

• the currency or currency units for which debt securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars) or if payments on the debt securities will be made by delivery of Common Shares or other property;

• whether payments on the debt securities will be payable with reference to any index or formula;

• if applicable, the ability of the Company to satisfy all or a portion of any redemption of the debt securities, any payment of any interest on such debt securities or any repayment of the principal owing upon the maturity of such debt securities through the issuance of securities of the Company or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

• whether the debt securities will be issued as global securities (defined below) and, if so, the identity of the depositary (defined below) for the global securities;

• whether the debt securities will be issued as unregistered securities (with or without coupons), registered securities or both;

• the periods within which and the terms and conditions, if any, upon which the Company may redeem the debt securities prior to maturity and the price or prices of which, and the currency or currency units in which, the debt securities are payable;

• any events of default or covenants applicable to the debt securities;

• any terms under which debt securities may be defeased, whether at or prior to maturity;

• whether the holders of any series of debt securities have special rights if specified events occur;

• any mandatory or optional redemption or sinking fund or analogous provisions;

• the terms, if any, for any conversion or exchange of the debt securities for any other securities of the Company;

• if applicable, any transfer restrictions in respect of Disqualified Holders or otherwise;

• rights, if any, on a change of control;

• provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities;

• the Trustee under the Trust Indenture pursuant to which the debt securities are to be issued; whether the Company will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and

• any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

The Company reserves the right to include in a prospectus supplement specific terms pertaining to the debt securities which are not within the options and parameters set forth in this prospectus. In addition, to the extent that any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such prospectus supplement with respect to such debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or has a change of control.

The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal income tax consequences and other special considerations in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, the Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Original purchasers of debt securities which are convertible into or exchangeable for other securities of the Company will be granted a contractual right of rescission against the Company in respect of the purchase and conversion or exchange of such debt security. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the debt security and the amount paid upon conversion or exchange, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion or exchange takes place within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be direct unsecured obligations of the Company. The debt securities will be senior or subordinated indebtedness of the Company as described in the applicable prospectus supplement. If the debt securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the debt securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Company as described in the applicable prospectus supplement, and they will rank equally and rateably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable prospectus supplement. The Company reserves the right to specify in a prospectus supplement whether a particular series of subordinated debt securities is subordinated to any other series of subordinated debt securities.

The Board may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of the Company’s other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed and the nature and priority of any security.

Registration of Debt Securities

Debt Securities in Book Entry Form

Unless otherwise indicated in an applicable prospectus supplement, debt securities of any series may be issued in whole or in part in the form of one or more global securities (“Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Global Security will, to the extent not described herein, be described in the prospectus supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary or its nominee will credit, in its book-entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such participants that have accounts with the Depositary or its nominee (“Participants”). Such accounts are typically designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by the Company if such debt securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold beneficial interests through Participants. With respect to the interests of Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depositary or its nominee. With respect to the interests of persons other than Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by Participants or persons that hold through Participants.

So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal, premium, if any, and interest, if any, on the debt securities represented by a Global Security will be made by the Company to the Depositary or its nominee. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants.

Conveyance of notices and other communications by the Depositary to direct Participants, by direct Participants to indirect Participants and by direct and indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults and proposed amendments to the Trust Indenture.

Owners of beneficial interests in a Global Security will not be entitled to have the debt securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in certificated non-book-entry form, and will not be considered the owners or holders thereof under the applicable Trust Indenture, and the ability of a holder to pledge a debt security or otherwise take action with respect to such holder’s interest in a debt security (other than through a Participant) may be limited due to the lack of a physical certificate.

No Global Security may be exchanged in whole or in part for debt securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless: (i) the Depositary is no longer willing or able to discharge properly its responsibilities as Depositary and the Company is unable to locate a qualified successor; (ii) the Company at its option elects, or is required by law, to terminate the book-entry system through the Depositary or the book-entry system ceases to exist; or (iii) if provided for in the Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), Participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the debt securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest.

If one of the foregoing events occurs, such Global Security shall be exchanged for certificated non-book-entry debt securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

The Company, any underwriters, dealers or agents and any Trustee identified in an accompanying prospectus supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the debt securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this prospectus or in any prospectus supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Participants.

Unless otherwise stated in the applicable prospectus supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any debt securities represented by a Global Security.

Debt Securities in Certificated Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

In the event that the debt securities are issued in certificated non-book-entry form, and unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than a Global Security) will be made at the office or agency of the Trustee or, at the option of the Company, by the Company by way of cheque mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive such payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Trust Indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions to be set forth in the Trust Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants, or for the purchase of debt securities, or debt warrants.

We may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada, that it will not distribute warrants that, according to their terms as described in the applicable prospectus supplement, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions after we have entered into it, and will be available electronically on SEDAR at www.sedar.com.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

• the designation and aggregate number of equity warrants;

• the price at which the equity warrants will be offered;

• the currency or currencies in which the equity warrants will be offered;

• the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

• the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;

• the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity warrants;

• whether we will issue fractional shares;

• whether we have applied to list the equity warrants or the underlying shares on a stock exchange;

• the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

• the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

• whether the equity warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

• material Canadian federal income tax consequences of owning the equity warrants;

• any terms, procedures and limitations relating to the transferability, exchange or exercise of the equity warrants; and

• any other material terms or conditions of the equity warrants.

Debt Warrants

The particular terms of each issue of debt warrants will be described in the related prospectus supplement. This description will include, where applicable:

• the designation and aggregate number of debt warrants;

• the price at which the debt warrants will be offered;

• the currency or currencies in which the debt warrants will be offered;

• the designation and terms of any securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each security;

• the date or dates, if any, on or after which the debt warrants and the related securities will be transferable separately;

• the principal amount and designation of debt securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

• the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

• the minimum or maximum amount of debt warrants that may be exercised at any one time;

• whether the debt warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

• material Canadian federal income tax consequences of owning the debt warrants;

• whether we have applied to list the debt warrants or the underlying debt securities on an exchange;

• any terms, procedures and limitations relating to the transferability, exchange or exercise of the debt warrants; and

• any other material terms or conditions of the debt warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

HIVE may issue units, which may consist of one or more of Common Shares, warrants or any other security specified in the relevant prospectus supplement. Each unit will be issued so that the holder of the unit is also the holder of each of the securities included in the unit. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

• the designation and aggregate number of units being offered;

• the price at which the units will be offered;

• the designation, number and terms of the securities comprising the units and any agreement governing the units;

• the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

• whether we will apply to list the units or any of the individual securities comprising the units on any exchange;

• material Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the securities comprising the units; and

• any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue subscription receipts separately or in combination with one or more other securities, which will entitle holders thereof to receive, upon satisfaction of certain release conditions (the “Release Conditions”) and for no additional consideration, Common Shares, warrants, debt securities or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), the material terms of which will be described in the applicable prospectus supplement, each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the applicable securities regulatory authorities in Canada after it has been entered into it.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

• the designation and aggregate number of subscription receipts being offered;

• the price at which the subscription receipts will be offered;

• the designation, number and terms of the Common Shares, warrants and/or debt securities to be received by the holders of subscription receipts upon satisfaction of the Release Conditions, and any procedures that will result in the adjustment of those numbers;

• the Release Conditions that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants and/or debt securities;

• the procedures for the issuance and delivery of the Common Shares, warrants and/or debt securities to holders of subscription receipts upon satisfaction of the Release Conditions;

• whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants and/or debt securities upon satisfaction of the Release Conditions;

• the identity of the Escrow Agent;

• the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

• the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, warrants and/or debt securities pending satisfaction of the Release Conditions;

• the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

• if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

• procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

• any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which such subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

• any entitlement of HIVE to purchase the subscription receipts in the open market by private agreement or otherwise;

• whether we will issue the subscription receipts as Global Securities and, if so, the identity of the Depositary for the Global Securities;

• whether we will issue the subscription receipts as unregistered bearer securities, as registered securities or both;

• provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other HIVE securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

• whether we will apply to list the subscription receipts on any exchange;

• material Canadian federal income tax consequences of owning the subscription receipts; and

• any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipts. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipts upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipts under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipts under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, Shareholders. Holders of subscription receipts are entitled only to receive Common Shares, warrants and/or debt securities on exchange of their subscription receipts, plus any cash payments, if any, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and their pro rata share of interest earned or income generated thereon, if provided for in the Subscription Receipt Agreement, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares, warrants and or debt securities may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the subscription receipts without the consent of the holders of the subscription receipts to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holders of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us a specified number of Common Shares, as applicable, at a future date or dates.

The price per Common Share and the number of Common Shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt securities, or debt obligations of third parties, including U.S. treasury securities or obligations of the subsidiaries, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which we refer to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of HIVE. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares, as applicable, and the nature and amount of those securities, or the method of determining those amounts; (ii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iii) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (iv) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts;

(v) the date or dates on which the sale or purchase must be made, if any; (vi) whether the share purchase contracts will be issued in fully registered or global form; (vii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (vii) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada, that it will not distribute share purchase contracts that, according to their terms as described in the applicable prospectus supplement, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the share purchase contracts to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the share purchase contracts will be distributed.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

PLAN OF DISTRIBUTION

The Company may sell the securities of the Company offered by this prospectus (collectively, the “Securities”), separately or together, to or through underwriters or dealers purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102), and the proceeds to the Company from the sale of the Securities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the Securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSXV or other existing trading markets for the Common Shares. Sales of Common Shares under an “at-the-market distribution”, if any, will be made pursuant to an accompanying prospectus supplement. The volume and timing of any “at-the-market distributions” will be determined at the Company’s sole discretion.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the relevant prospectus supplement, in connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents who participate in the distribution of Securities may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter involved in an “at-the-market distribution”, no affiliate of such an underwriter and no person or company acting jointly or in concert with such an underwriter may over-allot Common Shares in connection with the distribution or may effect any other transactions that are intended stabilize or maintain the market price of the Common Shares in connection with an “at-the-market distribution” including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

Unless stated to the contrary in any prospectus supplement, the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered, sold or delivered within the United States or to U.S. persons within the meaning of Regulation S under the U.S. Securities Act, except in certain transactions that are exempt from the registration requirements of the U.S. Securities Act. In addition, until 40 days after the commencement of an offering of Securities, an offer or sale of the Securities within the United States or to U.S. persons by any dealer, whether or not participating in the offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act. Each prospectus supplement with respect to the Company’s securities being offered will set forth the terms of the offering, including:

• the person offering the securities;

• the name or names of any underwriters, dealers or other placement agents;

• the number and the purchase price of, and form of consideration for, our securities;

• any proceeds to the Company from such sale; and

• any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Company’s securities offered thereunder. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

LEGAL MATTERS

Certain legal matters related to the Company’s securities offered by this prospectus will be passed upon on the Company’s behalf by Peterson McVicar LLP, with respect to matters of Canadian law.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Davidson & Company LLP at its offices located at 1200 – 609 Granville Street, Vancouver, BC V7Y 1G6.

The transfer agent and registrar of the Company is Computershare Investor Services Inc. with its principal offices in Vancouver, British Columbia and Toronto, Ontario.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

AGENT FOR SERVICE OF PROCESS

Certain directors of the Company reside outside of Canada. Frank Holmes, Dave Perrill, Tobias Ebel, and Ian Mann have appointed the following agents for service of process:

Name of Person	Name and Address of Agent
Frank Holmes	HIVE Blockchain Technologies Ltd. Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3
Dave Perrill
Tobias Ebel
Ian Mann

EXEMPTIVE RELIEF FROM NATIONAL INSTRUMENT 44-101

Pursuant to a decision of the Autorité des Marchés Financiers, the securities regulatory authority in the Province of Québec, dated December 22, 2020, the Company was granted relief from the requirement that this Prospectus and all documents incorporated by reference herein, as well as any prospectus supplement that relates to any future “at-the- market” distribution, must be in both the French and English languages. The Company is not required to file French versions of this Prospectus, the documents incorporated by reference herein or any prospectus supplement relating to an “at-the-market” distribution. This exemption was granted on the condition that this prospectus, together with any prospectus supplement, and any documents incorporated by reference in the prospectus or any prospectus supplement, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of securities under an at-the-market distribution by HIVE do not have the right to withdraw from an agreement to purchase the securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to securities purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation.

Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of securities distributed under an at-the-market distribution by HIVE may have against HIVE or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

In an offering of warrants, or other convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages under Canadian securities laws for a misrepresentation contained in the prospectus or a prospectus supplement (or any amendment thereto) is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible, exchangeable or exercisable securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

CERTIFICATE OF THE COMPANY

Dated: January 27, 2021

This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement as required by the securities legislation of each of the provinces and territories of Canada.

(Signed) “Frank Holmes”		(Signed) “Darcy Daubaras”
Chief Executive Officer		Chief Financial Officer
On Behalf of the Board of Directors
(Signed) “Ian Mann”		(Signed) “Dave Perrill”
Director		Director

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